AM
4/1/2002


02007251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 0 1 2002
365
WASH. D.C.

SEC FILE NUMBER
8-45416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Island Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8843 SE 77th Place
(No. and Street)

Mercer Island	WA	98040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph C. Seamens (206) 937-1116
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seamens & Company, P.S.
(Name — *if individual, state last, first, middle name*)

4711 44th Avenue SW	Seattle	WA	98116
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM
4/1/2002

OATH OR AFFIRMATION

I, Thomas R. Ulie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

First Island Capital, Inc., as of

December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

2/27/02

Notary Public


CURTISS R. NELSON
COMMISSION EXPIRES
NOTARY
PUBLIC
4-19-05
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SEAMENS & COMPANY, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
First Island Capital, Inc.

We have audited the accompanying statements of financial condition of **First Island Capital, Inc.,** as of December 31, 2001, and December 31, 2000 and the related statements of income, changes in stockholders' equity, and statements of cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **First Island Capital, Inc.,** at December 31, 2001, and December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Seamens & Company, P.S.

February 06, 2002

INSURANCE BROKERS BUILDING * 4711 44TH AVENUE S.W*P.O. BOX 16408* SEATTLE WASHINGTON 98116 (206) 937-1116
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

FIRST ISLAND CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001and December 31, 2000

	December 31, 2001	December 31, 2000
ASSETS		
Current Assets		
Cash	$ 23,005	$ 18,558
Accounts Receivable	917	10,320
Total Current Assets	23,922	28,878
Investments, Current Market Value	64,170	71,285
TOTAL ASSETS	$ 88,092	$100,163
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	-0-	6,546
Total Current Liabilities	-0-	6,546
SHAREHOLDERS' EQUITY		
Common stock, no par value, 25,000 shared authorized, one share issued and outstanding	2,000	2,000
Additional paid-in Capital	54,688	54,688
Accumulated Earnings (Deficit)	31,404	36,929
Total Shareholders' Equity	88,092	93,617
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 88,092	$100,163

The accompanying notes are an integral part of these financial statements.

FIRST ISLAND CAPITAL, INC.

STATEMENT OF NET INCOME (LOSS)
Years Ended December 31, 2001 and December 31, 2000

	December 31, 2001	2000
Revenues		
Commissions	$ 32,426	$169,463
Interest and Dividends	2,696	4,196
Total Revenue	35,122	173,659
Expenses		
Clearing Fees	-0-	30,830
Professional Fees	2,610	51,363
Depreciation and Amortization	-0-	1,971
Other Operating Expenses	14,402	15,853
Regulatory Fees	2,017	3,099
Employee Benefits	10,243	10,034
Travel	11,963	11,023
Total Expenses	41,235	124,173
Net Income (Loss) Before Income Tax	(6,113)	49,486
Federal Income Tax Adjustment	588	7,381
Net Income (Loss)	$ (5,525)	$ 42,105

The accompanying notes are an integral part of these financial statements.

FIRST ISLAND CAPITAL, INC.

STATEMENT OF SHAREHOLDERS' EQUITY
For The Period January 1, 1995, Through December 31, 2001

	Common Stock	Additional Paid-In Capital	Accumulated Earnings
Balances at January 1, 1995	$2,000	$ 8,600	$ -0-
Net Loss, 1995			(11,644)
Additional Paid-in Capital Contributions		46,088	
Net Income, 1996			8,334
Net Loss, 1997			(3,393)
Net Loss, 1998			(3,117)
Net Income, 1999			4,644
Net Income, 2000			42,105
Net Loss, 2001			(5,525)
Balances at December 31, 2001	$2,000	$54,688	$31,404

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
Years Ended December 31, 2001 and December 31, 2000

	December 31, 2001	2000
Operations:		
Net Income (Loss)	$(5,525)	$42,105
Add Depreciation and Amortization	-0-	1,971
Changes in Current Accounts		
Accounts Payable	(6,546)	6,546
Accounts Receivable	9,403	(5,156)
Deferred Income Taxes	-0-	920
Cash Provided By Operations	(2,668)	46,386
Investments:		
Investments in Securities	7,115	(30,825)
Increase (Decrease) in Cash	4,447	15,561
Cash:		
Beginning of Year	18,558	2,997
End of Year	$23,005	$18,558

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE 1-SIGNIFICANT ACCOUNTING POLICIES

Business Segment - First Island Capital, Inc., (the Company) is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member firm of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company was organized to develop investment banking business, including private placement financing, and to provide general brokerage services. All securities transactions are cleared through another broker-dealer on a fully disclosed basis. The Company does not hold customer funds or securities. The Company is located on Mercer Island, Washington.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at date of acquisition to be cash equivalents

Additional Paid-In Capital - The Company adopted a resolution that, as long as T.R. Ulie remains the sole shareholder, additional cash contributions or payments for goods and services for the Company will be treated as equity infusions without issuance of additional shares of common stock.

Revenue Recognition - The Company recognizes commission income and clearing fees on a settlement date basis which is not materially different from recording such transactions on a trade date basis.

NOTE 2- RELATED PARTY TRANSACTIONS

Most of the Company's clients are related to the sole shareholder, and the Company uses office space owned by the sole shareholder.

SEAMENS & COMPANY, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
First Island Capital, Inc.

We have audited the accompanying financial statements of **First Island Capital, Inc.,** for the year ended December 31, 2001, and have issued our report thereon dated February 06, 2001. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seamens & Company, P.S.

February 06, 2002

INSURANCE BROKERS BUILDING * 4711 44TH AVENUE S.W*P.O. BOX 16408* SEATTLE WASHINGTON 98116 (206) 937-1116
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2001

Computation of Net Capital	$88,092
Basic Net Capital Requirement	
Net Capital as above	88,092
Minimum net capital required ($5,000 for brokers who do not generally carry customers' accounts)	5,000
Excess Net Capital	$83,092

The accompanying notes are an integral part of these financial statements.

FIRST ISLAND CAPITAL, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Under Rule 17a-5(d)(4) and 15c3-1
December 31, 2001 and December 31, 2000

	December 31, 2001	December 31, 2000
Net Capital as reported by the Corporation Focus Report Part IIA	$87,175	$94,452
Independent Auditors and Adjustments:		
Decrease: Prepaid Expenses	-0-	835
Increase: Accounts Receivable	917	-0-
Net Capital Represented by Independent Auditor	88,092	93,617
Net Capital Before Haircuts	88,092	93,617
Haircuts on other Securities	(1,229	(1,360)
Reconciled Net Capital	$86,863	$92,257

The accompanying notes are an integral part of these financial statements.

SEAMENS & COMPANY, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
First Island Capital, Inc.

In planning and performing our audit of the financial statements of **First Island Capital, Inc.,** (the Company), for the years ended December 31, 2001, and December 31, 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17s-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 172-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

INSURANCE BROKERS BUILDING * 4711 44TH AVENUE S.W*P.O. BOX 16408* SEATTLE WASHINGTON 98116 (206) 937-1116
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to on the previous page, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, *(Designated self-regulatory organization),* and other agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seamens & Company, P.S.

February 06, 2002

INSURANCE BROKERS BUILDING * 4711 44TH AVENUE S.W*P.O. BOX 16408* SEATTLE WASHINGTON 98116 (206) 937-1116
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS